Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-206773, 333-206773-01 and 333-206773-02

ABS Investor Presentation February 2018 1

Free Writing Prospectus Registration Statement Nos. 333-206773, 333-206773-01 and 333-206773-02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-888-603-5847. 2

Floorplan U.S. Product Overview Ford Credit has been financing dealer vehicle inventory since 1959 and has been securitizing floorplan loans since 1991 Ford’s dealers represent the face of Ford to our customers and local communities. Ford’s goal is to maintain a profitable network of Ford and Lincoln dealerships that deliver an innovative and engaging sales and service experience for our customers. At year-end 2017 Ford and Lincoln had approximately 3,200 dealers Over the past five years, Ford Credit financed approximately 76% to 78% of all Ford and Lincoln dealer new vehicle inventory Floorplan receivables are secured primarily by the financed vehicles and payment is required when the vehicle is sold Ford Credit’s floorplan portfolio has historically experienced very low losses Low losses are primarily a function of strong risk management practices and servicing: Continuous dealer monitoring of: » » » » Financial health Payment performance Vehicle collateral status Risk-based on-site inventory audits • • • Intensification of risk management actions as dealer risk increases Use of proprietary risk rating assessment and behavioral scoring models Ford Credit leverages access to dealer information through Ford relationship 3

Floorplan Securitization Trust Overview Ford Credit’s current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more 45 series than The Trust offers floorplan asset-backed securities though various channels: • • • Public transactions Rule 144A transactions Other private transactions 4

Floorplan Securitization Performance Overview

Floorplan Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance


Losses
Highest Net Loss Percentage on Floorplan Portfolio since January 2004 was 0.353% in 2009
(0.008)%
(0.008)%
(0.004)%
0.004%
(0.004)%
Recoveries
2013
2014
2015
2016
2017

Trust Pool Net Losses (Recoveries) as a Percent of Average Principal Balance


Losses
No Trust losses realized since inception because depositors elected to accept reassignment of receivables from "status" accounts
0.000%
0.000%
0.000%
0.000%
0.000%
Recoveries
2013
2014
2015
2016
2017

Trust Pool Three-Month Average of Monthly Principal Payment Rate*


Lowest 3 Month Average Payment Rate was 29.9% in February 2005
Memo: Days Supply**
Payment Rate
65%
55%
45%
35%
25%
15%
Payment rate triggers
71
120
143
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17

Trust Pool Dealer Risk Ratings


Percent of Principal Balance
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Other
Group IV (Poor)
Group III
Group II
Group I (Strong)

* The three-month average monthly principal payment rate for a month equals the average of the monthly payment rate for that month and the prior two months

** As of December 31, 2017; estimated days supply derived from payment rate

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Floorplan Securitization Historical Balance


Historical Trust Balance vs. Required Pool Balance (Bils)
Floorplan Trust Balance (excluding EFA)
Required Pool Balance
$19.6
$13.6
Cash funding required as a result of low Trust balance*
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17

Note: As of December 31, 2017 the Trust balance was $19.6 billion

* Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs)

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Floorplan Structure Securitization Overview Credit enhancement in Ford Credit’s floorplan securitization program includes: • Subordination of junior notes • Available subordinated amount • Cash reserve (1% of notes) • Excess spread Structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limits Concentration Limit Incremental Subordination * ($Mils.) - Ineligible receivables - Dealer concentration (5% for AutoNation) - Used vehicle concentration - Fleet concentration - Medium/Heavy truck concentration - Manufacturer concentration (2% for lower rated manufacturers) N/A 2% 20% 4% 2% 10% $ 14.7 0.0 0.0 0.0 0.0 152.5 Total Class A Enhancement ~24.4% Total: $ 167.2 * As of December 31, 2017 7 Class A Notes ("AAA") % of Receivable Balance 76.5% 3.5% 5.0% 3.0% 12.0% Class B Notes ("AA") Class C Notes (“Not Rated") Class D Notes (“Not Rated") Available Subordinated Amount Reserve Account 0.9% Excess Spread

Floorplan Securitization Key Series Triggers Enhancement Step-Up Trigger • Subordination or reserve fund increases by four percentage points if average monthly principal payment rate for the three preceding collection periods is less than 25% Amortization Triggers • • Average monthly principal payment rate for the three preceding collection periods is less than 21% Cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months Available subordinated amount is less than the required subordinated amount Bankruptcy, insolvency, or similar events relating to either depositor, the issuer, Ford Credit, or Ford Motor Company • • 8

Floorplan Securitization Outstanding Series* Private Variable Funding Notes Floorplan securitization 144A Term Series 2013-2, 2014-3, 2015-3, 2016-2 Series 2006-1, 2012-3, 2014-5 Amount Outstanding ($Bils) Senior Hard Enhancement (AAA Notes) Maturity Ranges $0.0 25.75% April 2018 - December 2019 $1.7 24.27% March 2020 - March 2023 Private Variable Funding Notes used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity • Capacity $3.9 billion Trust Balance ($Bils) - - - Total Funding: Total Assets Unfunded Assets $ 11.5 19.6 8.1 * As of December 31, 2017 9 Public Term Series 2013-4, 2014-2, 2015-1, 2015-2, 2015-4, 2015-5, 2016-1, 2016-3, 2016-4, 2016-5, 2017-1, 2017-2, 2017-3 $9.8 24.38% January 2018 - September 2022

Ford Credit's Syndicate 2.0 Process

Developed in 2012 based on the idea that the syndication process for benchmark ABS transactions should be practical and efficient

Value Proposition For Investors

- Authentic price indications (e.g., no whispers, less frequent testing)
- Transparency on size
- Books go subject earlier
- Subject to credit orders protected in allocations

Ford Deals Typically Price Within Guidance

Senior Tranche Pricing vs. Guidance Count by Class (2013-2017)



% of Classes
Priced vs. Guidance
70%
60%
50%
40%
30%
20%
10%
0%
17%
44%
36%
49%
61%
64%
55%
26%
26%
32%
30%
26%
11%
20%
21%
16%
9%
6%
9%
9%
5%
3%
0%
0%
8%
1%
11%
0%
0%
4%
Tighter than Guidance
Tight end of Guidance
At Guidance
Wide end of Guidance
Wide of Guidance
Ford
Issuer 2
Issuer 3
Issuer 4
Issuer 5
Issuer 6

(1) Source: IFR Markets as of December 31, 2017

How It Works

- On Thursday, investors are notified that the deal is coming and are provided with the offering documents and marketing materials as well as an overview of the syndicate process
- Deal announces 8:00 am Monday without whisper pricing; orders taken once books open at 11:00 am
- Each Class is taken subject 15-30 minutes after it is 1x subscribed with firm orders (due to STC* and after subject message orders, classes could finish over 1x)
- Favorable allocations go to investors placing orders (both firm and STC*) prior to the subject message
- It is less common to "test" classes tighter because guidance is set at pricing expectations
- For FordREV and FORDF, Ford occasionally soft sounds key investors to assess interest

*STC = Subject to credit

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Floorplan Servicing and Risk Management 11

Floorplan Servicing And Risk Typical Dealer Structure Personal guarantees from many dealers Assets Management Dealer Structure • Dealers vary in size and complexity – from single store to multi-point / multi-franchise organizations Many dealers use a holding company structure similar to the one shown here • Stocks, bonds, cash • Non-dealer real estate • Other assets, for example, boat, plane, jewelry and furniture Dealer Principal Secondary Collateral • Holding Company Collateral • The financed vehicles are the primary collateral for dealer floorplan loans For many dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealer assets, including dealer adjusted net worth and real estate equity Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans Assets • Unfloored used inventory • Furniture, fixtures, parts, accessories and equipment • Dealer net worth Real Estate Holding Company • Dealer (Borrower) Secondary Collateral Assets • Land • Buildings • Secondary Collateral Primary Collateral Financed new and used vehicles 12

Floorplan Risk Management Underwriting And Credit Review Process A dealership seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information Ford Credit performs a thorough review of the dealer’s: Business, legal and operations structure including number of manufacturer franchises Credit information Financial statements or tax returns Types of vehicles included in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet Ford Credit evaluates the dealer’s financial resources and the amount and types of financing requested The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business Due to ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, typically at least annually, following the similar process utilized to evaluate new dealer account originations 13

Floorplan Risk Management Dealer Risk Rating Assessment Ford Credit evaluates new dealer account originations (using a proprietary scoring model), performs ongoing credit reviews of dealers, and assigns risk ratings Consistent with the prospectus, dealer risk ratings are categorized into groups: Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance Ford Credit updated its dealer risk rating model in December 2015. Dealer guarantees are now taken into account when assigning a dealer a risk rating Dealer risk model is validated regularly to ensure the integrity and performance of the model and is updated if necessary 14

Floorplan Servicing And Risk Dealer Monitoring Strategy Dealers Management Monitor Payoffs Aged Inventory Overline Report Financial Statements Risk Rating Credit File Review Dashboard Trend Report Monthly Accounts Review Assess dealer risk and determine action plans Dashboard – Medium to Low Risk Trigger based action plans – action plans no longer required effective 9/1/17 No Further Action Watch Report – Medium to High Risk Formal review of action plans and results presented to senior management (plans may include more frequent physical audits) Watch Report Intensive Care Unit (ICU) – High Risk More experienced risk team Increased intensity surrounding action plans and timelines ICU Status On-site control Focus on asset protection Status Liquidation Liquidation Focus on loss mitigation 15 MAR Directed Action Plans Monitor Monthly Accounts Review (MAR)

Floorplan Risk Management Inventory Audits A dealer’s risk rating determines the scheduled frequency of on-site vehicle inventory audits: • Ford Credit engages a vendor to perform on-site vehicle inventory audits » » Size of an audit team varies based on dealer locations and complexity All dealer locations are typically audited same day • • • • • Dealer generally does not receive advance notice of an audit Strict controls on how often the same auditor may lead a dealer’s audit Ford Credit generally reconciles each audit the same day Immediate payment is required for any sold vehicle Ford Credit follows a robust quality assurance process to monitor the vendor’s performance 16

Floorplan Risk Management Ford Credit Monitoring Actions If Ford Credit discovers any issues when monitoring a dealer, it may: • Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit Review curtailment options and advance rates Suspend credit lines Verify cash balances and organizational structure Assign Ford Credit dealership accounting specialists to perform an in-depth review of the dealership and validate the accuracy and completeness of financial statement(s) Meet with owners / guarantors Increase risk rating to trigger more extensive monitoring Discuss with Ford or Lincoln sales division to ensure an aligned approach • • • • • • • 17

Floorplan Risk Management Status Dealer Procedures A dealer status is declared when: • Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest, files bankruptcy, or other circumstances that warrant immediate action Once a status is declared Ford Credit may then: • • • • • • Suspend credit lines Maintain Ford Credit personnel on site Secure dealer inventory, collect titles and keys, and / or issue payment demand letters Obtain liens on property of guarantors Increase the dealer’s floorplan interest rate Initiate legal action to exercise rights under the floorplan financing agreement If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: • • Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through transfer of vehicles to other dealers, repurchase by manufacturer and redistribution to other dealers or the sale of vehicles at auction 18

Floorplan Risk Management Status Dealer Procedures (Continued) If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: • • Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through the following channels: • • • Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction 19

Floorplan Risk Management Captive Finance Company Benefits Integrated Systems Enable Real Time Controls Ford Ford Credit 2. Information on sold vehicles reported to Ford Credit and matched to floorplan receivables North American Vehicle Information System Dealer Floorplan Receivables System 1. 3. Dealer reports vehicle sale to obtain: - Warranty registration - Manufacturer incentives Dealer pays off floorplan receivables Dealer Other captive finance company benefits: • • • • Access to monthly dealer financial statements allows monitoring of dealer financial strength Dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on various aspects of the business Comparative dealership benchmarking between dealerships of like size or in similar markets 20

Floorplan Portfolio Performance

Ford Credit Portfolio

	Year ended December 31,				
	2017	2016	2015	2014	2013
	(Dollars in Millions)				
Average principal balance[1]	$22,519	$22,312	$19,261	$19,072	$17,177
Net losses (recoveries)[2]	$(0.9)	$0.9	($0.7)	($1.5)	($1.3)
Net losses (recoveries) / average principal balance	(0.004)%	0.004%	(0.004)%	(0.008)%	(0.008)%
Liquidations[3]	$114,264	$109,982	$108,187	$97,427	$95,429
Net losses (recoveries) / liquidations	(0.001)%	0.001%	(0.001)%	(0.002)%	(0.001)%

(1) Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated
(2) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for that period. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in those assets, the net losses experienced by the trust may be higher.
(3) Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated.

Floorplan Losses Show The Positive Effect Of Ford Credit's Processes

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Floorplan – U.S. Product Features New vehicles – 100% of invoice amount, including taxes, destination charges, and dealer holdback Auction vehicles – auction price plus auction fee, transportation, and taxes Used vehicles – up to 100% of wholesale value (as determined by selected trade publications) Advance Rates Principal due generally upon sale of related vehicle Interest and other administrative charges are billed and payable monthly in arrears Payment Terms Ford Credit requires higher risk dealers to make periodic principal payments, or “curtailments,” prior to the sale or lease of the related vehicle The amount of monthly curtailment payments is 10% of the amount financed on a vehicle, starting after a specified period of time after the vehicle is financed, over a year for new and demonstrator vehicles and less than a year for program and used vehicles Application of the curtailment policy to a particular dealer may be modified or waived by the appropriate approval authority Curtailment Terms Comprehensive insurance coverage for the financed vehicles is mandatory and generally is included with the financing Over half of the dealers purchase collision coverage through Ford Credit from The American Road Insurance Company and the remainder purchase it from other insurance companies In-Transit vehicles are also covered by Comprehensive insurance arranged by Ford. 22 Insurance

Floorplan – U.S. Product Features (Continued) Floorplan Interest Rate  Prime rate plus generally 1.50% for both new and used vehicles Floorplan rates are not risk based In-transit Vehicle Adjustment Fee* Prime rate plus 0.30% Based on a 60-day vehicle supply Not a strict credit limit and Ford Credit typically permits dealers to exceed their new vehicle credit lines for business reasons, including seasonal variations in sales patterns Ford Credit generally sets vehicle credit lines below anticipated peak inventory levels New Vehicle Lines** Based on a 30-45-day vehicle supply depending on dealer risk rating Strictly monitored credit limit and Ford Credit generally does not allow dealers to exceed their used vehicle credit lines without specific approval Used Vehicle Lines * In-transit floorplan receivable is created at gate release ** New floorplan receivable is created on the date the vehicle is delivered to the dealer 23

Floorplan Trust Legal Structure Ford Motor Company Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Credit Floorplan LLC (Depositor) Ford Credit Floorplan Corp. (Depositor) Ford Credit Floorplan Master Owner Trust A (Issuer) Clayton Fixed Income Services LLC (Asset Representations Reviewer) The Bank of New York Mellon (Indenture Trustee) Wells Fargo Bank, N.A. (Back-up Servicer)* US Bank (Owner Trustee) Outstanding Series * The servicer may terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long-term debt ratings of Ford Credit are at least "BBB-" from Standard & Poor's and "Baa3" from Moody's 24